FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Summary of the resolutions of the Extraordinary Noteholders’ Meeting held on March 27, 2006.

Item 1

TELECOM ARGENTINA S.A.

Summary of the resolutions of the

Extraordinary Noteholders’ Meeting

held on March 27, 2006

The Bank of New York attended the meeting in first call as Tabulation and Proxy Agent on behalf of the holders of Telecom Argentina’s Series A Notes due 2014 and Series B Notes due 2011 (collectively, the “Notes”), which registered a total outstanding principal amount of the equivalent to US$788,685,434.31. As the principal amount of the outstanding Notes is equivalent to US$1,245,039,551.31, the Holders represented by the Tabulation and Proxy Agent constituted a quorum of 63.35%.

After considering the items of the Agenda the Noteholders resolved the following:

1.-	Appointment of the Secretary of the Meeting.

The votes present, represented by the Tabulation and Proxy Agent, resolved unanimously to appoint Mr. Santiago Carregal as Secretary of the Meeting.

2.-	Appointment of two Noteholders to sign the Minutes of the Meeting

As all the Noteholders registered to participate in the Meeting were represented by the Tabulation and Proxy Agent, it was resolved that the representative of said Agent signed the Minutes, together with the President and the Secretary of the Meeting.

3.-	Consideration of the amendments to the following covenants undertaken by Telecom Argentina in respect of the Notes issued under the Indenture dated August 31, 2005 between Telecom Argentina and The Bank of New York as Trustee, Registration Agent, Paying Agent and Transfer Agent dated as of August 31, 2005 (the “Indenture”):

(A) Paragraphs (a) and (c) of Section 3.17 “Limitation on Capital Expenditures”: The proposed amendment modifies Paragraphs (a) and (c) of Section 3.17 which limits the ability of controlled company Telecom Personal S.A. (“Telecom Personal”) to make capital expenditures;

(B) Section 3.21. “Reinvestment of Dividends Paid by Telecom Personal”: The proposal consists in the elimination of Section 3.21 which establishes that any distribution (“Distribution Payments”) made by Telecom Personal in favor of Telecom Argentina must be reinvested by the latter in Telecom Personal; and

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(C) Removes the definitions of “Telecom Personal Permitted Capital Expenditures” and “Telecom Personal Distribution Payment”.

The adoption of the amendments to the Indenture proposed by the Board of Directors of Telecom Argentina was approved by unanimity of the votes present which were represented by the Tabulation and Proxy Agent.

4.-	In the event of approval of the above proposed amendments to the Indenture, the Trustee shall be granted the necessary powers to execute with Telecom Argentina such documents as may be required to implement the Indenture amendment.

It was placed on record that the Secretary of the Meeting informed that as a consequence of the approval of the preceding items and pursuant to Section 7.02 of the Indenture, The Bank of New York is entitled to execute and deliver a supplemental indenture with Telecom Argentina and any other document related to said agreement in order to introduce the amendments approved in item No. 3 of the Agenda of the Meeting.

Ms. Nora Lavorante attended the Meeting as representative of the Buenos Aires Stock Exchange.

María Delia Carrera Sala

Lawyer - Power of Attorney

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: April 4, 2006	By:	/s/ Gerardo Werthein
	Name:	Gerardo Werthein
	Title:	Vice-President